United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-01859

Knape & Vogt Manufacturing Company
(Exact name of registrant as specified in its charter)

2700 Oak Industrial Drive, N.E., Grand Rapids 49505 * (616) 459-3311
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $2.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12g-4(a)(1)(ii) [_] Rule 12g-4(a)(2)(i) [_] Rule 12g-4(a)(2)(ii) [_] Rule 12h-3(b)(1)(i) [X]	Rule 12h-3(b)(1)(ii) [_] Rule 12h-3(b)(2)(i) [_] Rule 12h-3(b)(2)(ii) [_] Rule 15d-6 [_]

       Approximate number of holders of record as of the certification or notice date:   1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 28, 2006	KNAPE & VOGT MANUFACTURING COMPANY (Registrant) /s/ Leslie J. Cummings —————————————— Leslie J. Cummings Vice President of Finance and Treasurer